Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

12 February 2014

PETE A. MEYERS TO JOIN PRIMA BIOMED’S BOARD OF DIRECTORS

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”) is pleased to announce that Pete A. Meyers will join Prima’s Board as a Non-Executive Director with immediate effect.

Mr. Meyers brings significant U.S. capital markets experience to Prima’s Board. He is currently the Chief Financial Officer of TetraLogic Pharmaceuticals Corporation where he led the execution of their successful IPO in December 2013. Prior to his role at TetraLogic, Mr. Meyers was an accomplished investment banker, holding positions of increasing responsibility at Dillon, Read & Co., Credit Suisse First Boston, and most recently, as Co-Head of Global Healthcare Investment Banking at Deutsche Bank in New York.

“It is a real pleasure to welcome Pete to our Board of Directors,” said Lucy Turnbull, AO, Prima’s Chairman. “I believe Pete’s depth of experience in the U.S. capital markets, his network in the biotech community, and his expertise advising healthcare companies will serve Prima well.”

Mr. Meyers, on his appointment: “I am honored to join Prima’s Board. I have had an opportunity to work with a number of great healthcare companies in my career as an investment banker and I believe there is a real opportunity for success at Prima BioMed. I look forward to being part of this exciting future.”

Richard Hammel, PhD, will be stepping down from his position as a Non-Executive Director with immediate effect. Dr. Hammel has served on Prima’s board since January 2005. Ms. Turnbull: “I would like to thank Dr. Hammel for his service to Prima over the past eight years and we wish him all the best with his future endeavors.”

ENDS

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au.

For further information please contact:

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889